Exhibit 99.1

April 13, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER LIMITED APPOINTS BOARD DIRECTOR

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; or the “Company”) announces the appointment of Ms. Elise Rees FCPA, FCA, ICD.D to the Company’s board of directors.

“We are delighted to have someone with Elise’s professional and board experience join Great Panther Silver as an independent director,” stated Bob Garnett, chair of the board of directors. “Having recently retired after a 35-year career in professional accountancy, she brings us significant experience in acquisitions, mergers and corporate restructuring across a wide range of industries, including mining, energy, infrastructure, construction, real estate, retail and distribution. Further, she is qualified as a financial expert under SEC, NYSE/NASDAQ and TSX Listing Rules.”

Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for profit organizations, including as board chair, treasurer, and audit and finance committee chair. She currently sits on the boards of Enmax Corporation, EasyPark, and Westland Insurance, as well as the Greater Vancouver Board of Trade.

Ms. Rees has been recognized for her leadership with the designation of Fellow Chartered Professional Accountant (“FCPA”) and Fellow Chartered Accountant (“FCA”) in 2010; Community Builder Award, Association of Women in Finance (2012); Influential Woman in Business Award (2007); and the Ernst & Young Rosemarie Meschi Award for Advancing Gender Diversity (2007). She was also recognized as one of the Top 100 Most Powerful Women in Canada in 2015 by Women’s Executive Network. She is a frequent lecturer and tutor for CPA Canada and the Canadian Tax Foundation. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland and is a graduate of the ICD-Rotman Directors Education Program with the designation of ICD.D.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. In addition, the Company has signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and is pursuing additional mining opportunities in the Americas.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:    1 888 355 1766

Tel:         +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com